Exhibit 99.2

PROXY STATEMENT

ZOOZ POWER LTD.

4B Hamelacha St.,

Lod, Israel

Extraordinary General Meeting of Shareholders

To be Held on September 16, 2024

This proxy statement is being furnished to the holders of ordinary shares, ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”) of ZOOZ Power Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Monday, September 16, 2024, at 4 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purpose:

1.	To approve the terms of office and employment of Mr. Erez Zimerman as the Company’s new Chief Executive Officer, effective upon his commencement of service.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 19, 2024, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Company’s Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on September 15, 2024, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10 PM Israel time on September 16, 2024).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on September 15, 2024, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Monday, September 23, 2024, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the adjourned meeting within 30 minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

The approval of Proposal No. 1 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective proposal (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two (2%) percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Proposal No. 1, the term “controlling shareholder” also includes a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Proposal No. 1, every voting shareholder is required to deliver a written notice to the Company whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by a voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in Proposal No. 1, and therefore none should be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to Proposal No. 1, please deliver a written notice to the Company’s Chief Financial Officer, by email at ruth.smadja@zoozpower.com, with a copy to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm, by email at i.krumholtz@shibolet.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of August 9, 2024 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of August 9, 2024. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Keyarch Global Sponsor Limited(2)	2,614,800	16.96%
Y.D More Investments Ltd.(3)	1,518,955	11.18%
The Phoenix Provident Funds(4)	1,266,601	9.50%
Afcon Electric Transportation Ltd.(5)	751,470	5.86%
Elah Fund(6)	674,332	5.29%
All Office Holders, including directors, as a group (consists of 8 persons)(7)	3,079,079	20.33%

(1)	Based upon 12,066,115 Ordinary Shares issued and outstanding as of August 9, 2024; does not include 4,000,000 ZOOZ earn out shares.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board of Directors, the Company defines an additional six individuals to be Office Holders.

(2)	Based upon information provided by the shareholder in its Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (the “Sponsor”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants held by the Sponsor. The warrants are exercisable beginning 30 days after completion of the business combination pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch Acquisition Corporation, ZOOZ and the other parties to the Business Combination Agreement, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Fang Zheng is a director and the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of the Company held of record by the Sponsor. Based upon such Schedule 13D, Fang Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to the Sponsor if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement. The principal business and principal office address of Mr. Zheng is as follows: c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of the Sponsor is as follows: 275 Madison Avenue, 39th Floor, New York, New York 10016.

(3)	Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on April 10, 2024. With respect to the Ordinary Shares reported in the Schedule 13G, the securities reported therein are held by More Provident Funds and Pension Ltd. or by More Mutual Funds Management (2013) Ltd. for the benefit of beneficiaries of various provident and pension funds or mutual funds, respectively, or by More Investment House Portfolio Management Ltd. for the benefit of various portfolio management clients. More Provident Funds and Pension Ltd., More Mutual Funds Management (2013) Ltd. and More Investment House Portfolio Management Ltd. are each controlled by Y.D. More Investments Ltd., which is controlled by (i) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (ii) Eli Levy through Elldot Ltd., a wholly owned company, (iii) Yosef Levy and (iv) Benjamin Meirov. The address of the principal business office of (i) Y.D. More Investments Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (ii) More Provident Funds and Pension Ltd. – 2 Ben-Gurion Street, Ramat Gan, Israel, (iii) B.Y.M. Mor Investments Ltd. – 23 Tuval St., Ramat Gan, Israel, (iv) Eli Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (v) Yosef Levy – 2 Ben-Gurion Street, Ramat Gan, Israel, (vi) Benjamin Meirov – 32 Bazel St., Herzliya, Israel, (vii) Yosef Meirov – 18 Shevet Menashe St., Herzliya, Israel, (viii) Michael Meirov – 32 Ben Tzvi St., Herzliya, Israel, (ix) Dotan Meirov – 38 Nili St., Herzliya, Israel.

(4)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 592,291 warrants (Series 3) of the Company (“Series 3 Warrants”) exercisable within 60 days of August 9, 2024.

(5)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 377,821 Series 3 Warrants exercisable within 60 days of August 9, 2024.

(6)	To the Company’s knowledge, as of immediately after the closing of the business combination. Includes 70,725 Series 3 Warrants exercisable within 60 days of August 9, 2024.

(7)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by the Sponsor Limited as detailed in footnote (2) above. Excluding Boaz Weizer (Former CEO) which on June 1, 2024, the CEO ceased his service.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com/. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

ITEM NO. 1

PPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF MR. EREZ ZIMERMAN AS THE COMPANY’S NEW CHIEF EXECUTIVE OFFICER, EFFECTIVE UPON HIS COMMENCEMENT OF SERVICE

Background

On August 12, 2024, the Company announced that Mr. Erez Zimerman will be appointed as the Company’s new Chief Executive Officer, effective as of September 17, 2024 (the “Service Commencement Date”). Upon Mr. Zimerman’s commencement of services as the Company’s new Chief Executive Officer, Mr. Avi Cohen’s title as the Company’s Executive Chairman of the Board and Interim Chief Executive Officer shall be updated to the Company’s Executive Chairman of the Board.

Since 2019, Erez Zimerman has served as CEO of Massivit 3D Printing Technologies Ltd (“Massivit”), where he led Massivit to a successful IPO, raising $52,000,000. Under his leadership, Massivit grew significantly, expanding its workforce to over 100 employees and establishing international subsidiaries. Mr. Zimerman also expanded the product portfolio by leveraging over 50 patents, resulting in 6 successful products. Additionally, Mr. Zimerman drove double-digit growth in Massivit’s revenue, accumulated revenue of $81,000,000 since technology introduced in 2016 and attracted top-tier clients. Mr. Zimerman has a track record of successful exits, having led companies to IPO or acquisition in every leadership role. He has achieved cumulative global sales exceeding hundreds of millions of dollars across multiple industries, developed and commercialized multiple market-disrupting products, and has experience as a leader in both Fortune 500 corporations and high-growth startups. Additionally, Mr. Zimerman holds four patents, one of which led to a company acquisition by a major American corporation.

Mr. Zimerman holds an Executive Certificate in Management and Leadership from MIT, completed between 2022 and 2024. He earned an MBA in Marketing and Business Strategy from Bar-Ilan University from 2003 to 2005 and a BSc in Electronics Engineering from Coventry University (Ruppin) from 1999 to 2002.

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company should generally be consistent with such company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order.

Following the approval of our Compensation Committee and Board of Directors, we now seek our shareholders’ approval for the terms of office and employment proposed for Mr. Zimerman in his capacity as the Company’s new Chief Executive Officer, as of the Service Commencement Date.

General

Following are the principal terms of office and employment proposed for Mr. Zimerman in his position as the Company’s new Chief Executive Officer:

Monthly Base Salary

Mr. Zimerman will be entitled to a gross monthly base salary of NIS 75,000 (approximately $20,043 based on the representative NIS/USD exchange rate of NIS 3.742/$1.00 published by the Bank of Israel on August 9, 2024; the “Exchange Rate”), plus customary fringe benefits which include, among others, pension fund, study fund, recreation pay, disability and life insurance.

Annual Bonus Plan

As of January 1, 2025, Mr. Zimerman will be eligible to receive an annual bonus for each year of service as the Company’s Chief Executive Officer in the aggregate amount of up to 6 times the Monthly Base Salary (the “Target Annual Bonus”) subject to the achievement of the applicable criteria and targets, following the approval of the past calendar year’s audited financial statements of the Company. According to the Company’s compensation policy as currently in effect (the “Compensation Policy”), an over-achievement mechanism will be built into the annual targets capped at 133%, i.e. the maximum annual bonus that Mr. Zimerman may be entitled to receive for each year (including the will not exceed 8 Monthly Base Salaries including over-achievement).

The scope of the Target Annul Bonus (i.e. between 0-6 Monthly Base Salaries, while 6 salaries shall be paid upon attainment of 100% of the criteria and targets), the specific criteria and milestones, eligibility threshold, eligibility for over-achievement, method of calculation of the milestone attainment rate, and their relative weight out of the entire Target Annual Bonus for each year - shall be determined by the Compensation Committee and the Board of Directors, shall be subject to the Company’s compensation policy as in effect from time to time and to any applicable law and Company policy in effect, and shall be subject to receipt by the Company of all required approvals and shall be determined, to the extent practicable, during the first quarter of each calendar year, for such year.

One-time Signing Cash Bonus

Mr. Zimerman will be eligible to receive a one-tine signing cash bonus in the aggregate amount of NIS 75,000 (approximately $20,043 based on the Exchange Rate) (the “Signing Bonus”), which shall be conditional upon: (i) the commencement of Mr. Zimerman’s employment by the Company before September 30, 2024; and (ii) Mr. Zimerman’s continuous employment by the Company from such commencement of employment through the following 12 months. Without derogating from the above, the Company shall pay Mr. Zimerman the Signing Bonus as a draw against such together with his monthly salary payment for December 2024.

Equity Grant

As a one-time equity grant to an incoming Chief Executive Officer, made solely in connection with Mr. Zimerman’s hiring, it is proposed to grant to Mr. Zimerman 275,000 options to purchase 275,000 Ordinary Shares (the “Options”) under the ZOOZ Power Ltd. Incentive Compensation Plan, as amended (the “Plan”), at an exercise price for each Option equal to the average closing price of the Company’s Ordinary Shares on the Nasdaq in the 30 consecutive trading days preceding the grant date (which shall be the Service Commencement Date; the “Grant Date”). The Options shall vest and become exercisable over a period of 3 years commencing on the Grant Date as follows: 33% of the Options shall vest upon the completion of the full 12 months of continuous employment; and thereafter, the remaining 67% of the Options shall vest in 4 equal installments, upon the completion of every 6 months (i.e. a portion of 16.75% of the Options shall vest each time), until all Options are vested, provided that Mr. Zimerman continues to be employed by the Company on each vesting date. To the extent legally available and applicable, such Options will be granted to Mr. Zimerman through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961, under the capital gains route.

The value of the Options is estimated, as of the date of this Proxy Statement, and calculated based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to 30 consecutive trading days prior to the filing date of this Proxy Statement, at approximately $475,205 for the entire 3-year vesting period, or a value of $158,401.66 per year. Such value may vary from the actual value of the proposed Option grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq in the 30 consecutive trading days preceding the Grant Date.

In determining the size of the Options, our Compensation Committee and Board of Directors took into consideration several factors, including (i) the competitive market for superior candidates at other comparable companies; (ii) Mr. Zimerman’s then-current compensation at his prior employer, including the estimated amount of compensation he would forfeit by accepting employment with the Company; and (iii) the need to set the right balance of incentives for a successful turnaround and long-term creation of shareholder value with inducement to join the Company at a challenging point. It being clarified, that even after the grant of the Options to Mr. Zimerman, the Company maintains a dilution level with respect to incentive option grants which is well below the 10% dilution threshold.

Annual Vacation

Mr. Zimerman will be entitled to up to 24 vacation days per year.

Notice Period

During his first 6 months of employment, Mr. Zimerman will be entitled to a notice period of 30 days and thereafter, to a notice period of 90 days.

Adjustment Period

Mr. Zimerman will be entitled to an adjustment period of 2 months.

Indemnification and Insurance

Mr. Zimerman will be a party to the form of letter of indemnification that the Company provides its office holders and directors with, and will be insured under the Company’s directors and officers insurance policy.

The terms of office and employment proposed for Mr. Zimerman in his position as the Company’s new Chief Executive Officer, as detailed above, are consistent with the Compensation Policy.

Considerations Taken by the Compensation Committee and the Board of Directors when approving the terms of office and employment to Mr. Zimerman

When considering the terms of office and employment proposed for Mr. Zimerman as the Company’s Chief Executive Officer, as detailed above, our Compensation Committee and Board of Directors analysed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of our Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Zimerman’s education, qualifications, expertise and extensive experience in the industry in general, and his performance in his various roles in the past; (iii) market compensation trends; (iv) the appropriate balance between the fixed components and the variable components comprising the proposed terms of office and employment, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Chief Executive Officer and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; (v) the proposed terms of office and employment of Mr. Boaz Weizer in his position as the Company’s former Chief Executive Officer; and (vi) examination of data regarding the ratio between the proposed terms of office and employment and the terms of office and employment of the rest of the Company’s employees and, particularly, the ratio to the average salary and the median salary of such employees and the impact of the gaps between them on the labour relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labour relations in the Company; and (vii) the consistency between the terms of office and employment proposed for Mr. Zimerman and the Compensation Policy.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board of Directors determined that the proposed terms of office and employment for the entering Chief Executive Officer, Mr. Erez Zimerman, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this Proposal No. 1 at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval thereof; provided that (i) the majority of the shares voted in favour of this proposal are not held by Interested Shareholders, not taking into account any abstention, or that (ii) the total number of shares of mentioned in clause (i) above that voted against the proposal does not exceed two (2) percent of the aggregate voting rights in the Company.

For the definitions of the terms “controlling shareholders” and “personal interest”, please refer to the information under the heading “Required Vote and Voting Procedures”.

Under Israeli law, with respect to this Proposal No. 1, every voting shareholder is required to deliver a written notice to the Company whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by a voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this Proposal, and therefore none should be deemed an Interested Shareholder. If you think nonetheless that you are an Interested Shareholder with respect to this Proposal, please deliver a written notice to the Company’s Chief Financial Officer, by email at ruth.smadja@zoozpower.com, with a copy to the Company’s Israeli external counsel, Adv. Ivor Krumholtz of Shibolet & Co. Law Firm, by email at i.krumholtz@shibolet.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the terms of office and employment of Mr. Erez Zimerman, in his position as the Company’s new Chief Executive Officer, as detailed in this Proposal No. 1, be, and hereby are, approved”.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

By Order of the Board of Directors,

/s/ Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
August 12, 2024